Exhibit 99.1

TAHOE RESOURCES INC.

Bought Deal Secondary Offering of Common Shares

Term Sheet	June 15, 2015

A preliminary short form prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. The preliminary prospectus is still subject to completion. Copies of the preliminary prospectus may be obtained from GMP Securities L.P. by telephone at 416-943-6105 or by email at ecm@gmpsecurities.com or BMO Capital Markets c/o The Data Group of Companies, by telephone at 905-696-8884 x4338 or by email at kennedywarehouse@datagroup.ca. Information has been incorporated by reference in the short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Tahoe Resources Inc. at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States 89511 (Telephone 775-448-5800), and are also available electronically at www.sedar.com.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Tahoe Resources Inc. (the “Company”).

Selling Shareholder:	Goldcorp Inc. or its wholly-owned subsidiary (together, “Goldcorp” or the “Selling Shareholder”).

Offering:	Secondary offering of 58,051,692 common shares (the “Offered Shares”) held by Goldcorp. Following completion of the Offering, Goldcorp will not own any common shares of the Company.

Offering Price:	C$17.20 per Offered Share.

Offering Size:	C$998,489,102.

Use of Proceeds:	The Company will not receive any of the net proceeds from the Offering. All net proceeds from the Offering will go to the Selling Shareholder.

Dividends:

Beginning in December 2014, the Company has paid a monthly dividend. The company expects to continue to pay monthly dividends subject to the ongoing discretion and approval of the Company’s Board of Directors.

Form of Offering:

Bought deal, secondary public offering, eligible for sale in all provinces and territories of Canada pursuant to a short-form prospectus, and in the United States pursuant to registration under the Multi-Jurisdictional Disclosure System, and other jurisdictions outside of Canada and the United States provided that no prospectus filing or comparable obligation arises.

Lock-Up:	The Company will be, subject to certain exceptions, subject to a lock-up with respect to the issuance of common shares for 90 days after Closing of the Offering.

Listing:	The Offered Shares are currently listed on the TSX under the symbol “THO” and on the New York Stock Exchange under the symbol “TAHO”.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, and TFSAs.

Joint Bookrunners	GMP Securities L.P. and BMO Capital Markets

Commission:	A cash commission of 4.00%, payable on closing.

Closing Date:	On or about June 30, 2015 or such other date as the Issuer, the Selling Shareholder and Underwriters may agree.

The offering will be made in the United States pursuant to the Multi-Jurisdictional Disclosure System. A registration statement on Form F-10 relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from GMP Securities L.P. by telephone at 416-943-6105 or by email at ecm@gmpsecurities.com or BMO Capital Markets c/o The Data Group of Companies, by telephone at 905-696-8884 x4338 or by email at kennedywarehouse@datagroup.ca.

“The information contained herein is believed to be accurate;
however it is subject to change without notice.”